

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

January 8, 2008

Brian Barrows, Chief Executive Officer
30 St. Mary Axe
London EC3A 8EP
United Kingdom

> **Re: Flex Fuels Energy, Inc.
> Registration Statement on Form SB-2
> Filed December 20, 2007
> File No. 333-147211**
>
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2006
> Forms 10-QSB for Fiscal Quarters Ended
> March 31, 2007, June 30, 2007, and September 30, 2007
> File No. 0-52601**

Dear Mr. Barrows:

We have reviewed your proposed amendments and your response letter dated December 20, 2007. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

The Requirements of Being a Public Company, including compliance with...

1.   We note your response to comment one and reissue it in part. Please discuss the amount of time and resources you have spent to remediate your prior material weaknesses with respect to disclosure controls and procedures and internal controls over financial reporting. In this regard, we note that you expended the sum of $60,000 in connection with the re-audit of your historical financial statements.

 Signatures

2.   We note your response to comment two and reissue this comment. Please provide the signature of the Principal Accounting Officer.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

Risk Factors

 Our Management Team Consists of One Member, Mr. James Laird…

3.   We note your response to comment 3 and reissue it in part. Please revise this risk factor to discuss the required restatements to your financial statements.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006
Form 10-QSB/A for the Quarter Ended March 31, 2007
Form 10-QSB for the Quarter Ended June 30, 2007
Form 10-QSB for the Quarter Ended September 30, 2007

Controls and Procedures, page 30

4.   We note your disclosure that "except as disclosed above, there were no changes in the Company's internal control over financial reporting during the period covered by this [Report] … that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting." Revise your annual and quarterly reports to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during the year that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Brian Barrows
Flex Fuels Energy, Inc.
January 8, 2008
Page 4

     We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

     Please contact Sean Donahue at (202) 551-3579 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: R. Friedman *(via facsimile)*
       Sean Donahue